SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON. DC 20549

                                   FORM 12b-25

                           Notification of late filing

      [X]              Form 10-Q and Form 10-QSB

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant Madrona International, Inc.

Address of principal executive office (street and Number)


                   5066 East 26th Drive, Bellingham, WA 98226
                   ------------------------------------------
                            City, state and zip code

                                     PART II
                         RULE 12B-25bB) AND (c)

     (a) The reason described in reasonable detail in Part III of this form [ ] could not be eliminated without unreasonable effort or expense.

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed
   [X] due date: or the subject quarterly report or transition report on Form 10-Q, 10QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date: and

     (c) The accountant's statement or other exhibit required by Rule [ ] 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE


The Company has not yet received certain documents from third parties which it needs to file its Form 10QSB for the period ended April 30,2001.


                                     PART IV
                                OTHER INFORMANTON

     (1) Name and telephone number of person to contact in regard to this notification.

Edward Myers                                  (619) 479-2809
---------------                        ------------------------------
(Name)                                 (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports.

                                                 [X] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by earnings statements to be included in subject report or portion thereof?

                                                 [ ] Yes   [X] No

     If so attach explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

                           Madrona International, Inc.
             ------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: 6/10/2001

  LANA B. TURNER
-----------------
  LANA B. TURNER

  President

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